EXHIBIT 99.6

March 2, 2017

Agrium Inc.

13131 Lake Fraser Drive S.E.

Calgary, AB T2J 7E8

Ladies and Gentlemen:

Re: Annual Report on Form 40-F

Reference is made to the Annual Report on Form 40-F (the “Annual Report”) filed by Agrium Inc. (the “Corporation”) under the Securities Exchange Act of 1934, as amended.

The undersigned hereby consents to the use of its name and references to the technical report entitled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations, Vanscoy, Saskatchewan, Canada” dated effective October 31, 2014 (the “Technical Report”), and the inclusion of extracts from, or a summary of, the Technical Report in the Annual Report. The undersigned also consents to the incorporation by reference of such information in Registration Statements Nos. 333-11254, 333-114276, 333-132207, 333-143334, 333-149666, 333-161620 and 333-195968 on Form S-8 and Registration Statement No. 333-211158 on Form F-10 of the Corporation.

Yours truly,

ADM CONSULTING LIMITED

/S/ A. Dave Mackintosh
A. Dave Mackintosh, B. Sc., P. Geo. President